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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 20 2009
DIVISION OF MARKET REGULATION

SEC[illegible]SSION

09041349

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerard Asset Management, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N87 W16420 Appleton Avenue
(No. and Street)

Menomonee Falls	WI	53051-2851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonfield & Company, S.C.
(Name – *if individual, state last, first, middle name*)

740 N. Plankinton Ave., Ste. 200	Milwaukee	WI	53203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/4/09

OATH OR AFFIRMATION

I, Kevin P. Gerard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerard Asset Management, Ltd., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDRE D FORD
Notary Public
State of Wisconsin

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bonfield & Company,
S.C.
CERTIFIED PUBLIC ACCOUNTANTS

740 N. Plankinton
Milwaukee, Wisconsin 53203

Report of Independent Auditors

Board of Directors
Gerard Asset Management, Ltd.
Menomonee Falls, Wisconsin

We have audited the accompanying statement of financial condition of Gerard Asset Management, Ltd. as of December 31, 2008 and 2007, and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerard Asset Management, Ltd. as of December 31, 2008 and 2007, and the results of its operations, changes in retained earnings, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 8 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonfield & Company, S.C.
Certified Public Accountants

February 6, 2009
Milwaukee, Wisconsin

CONTENTS

--ooOoo--

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash	$ 34,612	$ 36,844
Other current assets	3,270	3,875
TOTAL CURRENT ASSETS	37,882	40,719
EQUIPMENT - at cost:		
Office equipment	27,449	25,229
Vehicle	46,879	46,879
	74,328	72,108
Less accumulated depreciation	58,359	48,173
	15,969	23,935
	$ 53,851	$ 64,654
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,598	$ 419
Accrued payroll and payroll taxes	2,033	1,140
Retirement plan contribution payable - Note B	7,307	7,598
TOTAL CURRENT LIABILITIES	11,938	9,157
STOCKHOLDERS' EQUITY:		
Common stock	5	5
Additional paid in capital	41,040	39,449
Retained earnings	868	16,043
	41,913	55,497
	$ 53,851	$ 64,654

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF INCOME (LOSS)

Years ended December 31, 2008 and 2007

	2008	2007
REVENUES:		
Commissions and fees	$ 359,756	$ 461,677
Other - Note F		35,000
	359,756	496,677
COSTS AND EXPENSES:		
Salaries and wages	242,682	316,084
Payroll taxes	12,866	12,737
Commissions	24,318	47,978
Rent - Note D	24,000	24,000
Repairs and maintenance	900	2,939
Telephone	3,990	4,199
Insurance	1,402	1,829
Office supplies and expenses	7,961	5,799
Professional fees	17,093	22,639
Dues and licenses	9,664	9,481
Advertising and marketing	2,575	4,377
Other	9,987	5,829
Interest expense		365
Depreciation	10,186	15,791
Retirement plan contributions - Note B	7,307	7,598
	374,931	481,645
NET INCOME (LOSS)	$ (15,175)	$ 15,032

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2008 and 2007

	Total	Common stock	Additional paid-in capital	Retained earnings
Balances at December 31, 2006	$ 37,376	$ 5	$ 11,360	$ 26,011
Net income	15,032			15,032
Capital contributions	28,089		28,089	
Distributions to stockholder	(25,000)			(25,000)
Balances at December 31, 2007	55,497	5	39,449	16,043
Net loss	(15,175)			(15,175)
Capital contributions	1,591		1,591	
Balances at December 31, 2008	$ 41,913	$ 5	$ 41,040	$ 868

Par value	$0.01
Authorized shares	1,000
Issued and outstanding shares at December 31:	
2007	500
2008	500

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CASH FLOWS

Years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (15,175)	$ 15,032
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	10,186	15,791
Change in commissions receivable		2,171
Change in other current assets	605	(205)
Change in payables and accrued expenses	2,781	(20,650)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(1,603)	12,139
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(2,220)	(558)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable		(27,464)
Capital contributions	1,591	28,089
Distributions to stockholder		(25,000)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,591	(24,375)
NET DECREASE IN CASH	(2,232)	(12,794)
CASH:		
Beginning of year	36,844	49,638
End of year	$ 34,612	$ 36,844
SUPPLEMENTAL INFORMATION:		
Cash paid for interest expense	$ 0	$ 365

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2008 and 2007

Note A - Description of business and summary of significant accounting policies:

Description of business:

The Company is a member of the Financial Industry Regulatory Authority and is a registered broker-dealer with the Securities and Exchange Commission. The Company is an introducing broker-dealer who forwards its transactions to a clearing broker-dealer on a fully-disclosed basis. All commission revenues are earned from this clearing broker-dealer and from various mutual funds. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers. Its customers are primarily businesses and individuals in southeastern Wisconsin. The company had a bank account, which was excluded from the computation of net capital, since it was used to forward withheld taxes on distributions to customers. The Company also provides retirement plan services to customers for a fee.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash:

The Company treats all highly liquid investments as cash. The Company monitors the financial condition of the banks where it maintains cash and believes there is no significant credit risk.

Depreciation:

The cost of equipment is capitalized and depreciated over its estimated useful life using accelerated methods.

Advertising:

All advertising costs are expensed as incurred. Costs and expenses include advertising and marketing expenses of $2,575 in 2008 and $4,377 in 2007.

Income taxes:

The Company has elected to be taxed under the S corporation provisions of the Internal Revenue Code and does not pay income taxes on its taxable income. Instead the shareholder is liable for income taxes on the Company's taxable income.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note B - Retirement plans:

The Company maintains money-purchase and profit-sharing retirement plans for its employees and invests the contributions with various mutual fund companies. Contributions are made at the discretion of the Board of Directors, and were $7,307 for 2008 and $7,598 for 2007. These amounts include accrued contributions of $7,307 at December 31, 2008 and $7,598 at December 31, 2007.

Note C - Long-term debt:

The Company had a note payable in the amount of $27,464 at December 31, 2006 that was supported by a lien on the vehicle. The note was paid in full in February, 2007.

Note D - Rent, related party transactions:

The Company leases office facilities under a month to month agreement with its sole stockholder. Payments under the agreement were $24,000 in 2008 and $24,000 in 2007.

Note E - Net capital requirements:

The Company is required by provisions of the Securities Exchange Act of 1934 to maintain net capital of $5,000 and a ratio of aggregate indebtedness to net capital of less than 1,500%. These requirements could restrict the payment of dividends.

The Company met these requirements at December 31, 2008 as follows:

Net capital	$29,119
Aggregate indebtedness ratio	18.86%

Note F - Other revenue:

Other revenue consists of a $35,000 one-time special payment received by the Company in 2007 as a result of the consolidation of NASD and NYSE Member Regulation.

ADDITIONAL INFORMATION

GERARD ASSET MANAGEMENT, LTD.

COMPUTATION OF NET CAPITAL, EXCESS NET CAPITAL AND AGGREGATE INDEBTEDNESS RATIO

	December 31 2008	December 31 2007
Total stockholders' equity	$ 41,913	$ 55,497
Additions (subtractions):		
Accrued retirement plan contribution for sole stockholder	6,445	6,750
Minimum cash balance at bank		(1,681)
Other current assets	(3,270)	(3,875)
Equipment - net	(15,969)	(23,935)
NET CAPITAL	29,119	32,756
Required net capital	(5,000)	(5,000)
EXCESS NET CAPITAL	$ 24,119	$ 27,756
Total liabilities	$ 11,938	$ 9,157
Less accrued retirement plan contribution for sole stockholder	(6,445)	(6,750)
AGGREGATE INDEBTEDNESS	$ 5,493	$ 2,407
Ratio of aggregate indebtedness to net capital	18.86%	7.35%

GERARD ASSET MANAGEMENT, LTD.

EXEMPTIVE PROVISION FROM RULE 15c3-3

Exemption from Rule 15c3-3 is claimed at December 31, 2008 and 2007 based on item 25.c.(k) of form X-17A-5 – all customer transactions cleared through another broker-dealer on a fully disclosed basis.

GERARD ASSET MANAGEMENT, LTD.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL

	December 31 2008	December 31 2007
Unaudited net capital per form X-17A-5	$ 29,119	$ 32,756
AUDITED COMPUTATION OF NET CAPITAL	$ 29,119	$ 32,756

GERARD ASSET MANAGEMENT, LTD.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Year ended December 31, 2008

Board of Directors
Gerard Asset Management, Ltd.

In planning and performing our audit of the financial statements and additional information of Gerard Asset Management, Ltd. (the Company), for the year ended December 31, 2008, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 6, 2009

Bonfield + Company, S.C.

Certified Public Accountants